November 1, 2011

Nova Scotia Securities Commission	Securities Commission of Newfoundland and Labrador
Alberta Securities Commission	Saskatchewan Financial Services Commission, Securities Division
The Manitoba Securities Commission	New Brunswick Securities Commission
Ontario Securities Commission	British Columbia Securities Commission
Prince Edward Island Securities Office	Autorité des marchés financiers

Dear Sirs:

RE: SHAW COMMUNICATIONS INC.

Pursuant to a request from the reporting issuer, we wish to advise you of the following dates in connection with their Annual Meeting of Shareholders:

DATE OF MEETING:	January 12, 2012
RECORD DATE FOR NOTICE:	November 29, 2011
RECORD DATE FOR VOTING:	November 29, 2011
BENEFICIAL OWNERSHIP DETERMINATION DATE:	November 29, 2011
SECURITIES ENTITLED TO NOTICE:	Class A Participating Shares Class B Non-Voting Participating Shares
SECURITIES ENTITLED TO VOTE:	Class A Participating Shares

Yours very truly,

Larry Calixtro
Associate Manager, Trust Central Services

cc: CDS & Co. (Via Fax)

sg/NM—ShawAnnual

CIBC MELLON TRUST COMPANY
c/o Canadian Stock Transfer Company Inc.

P.O. Box 4202, Postal Station A, Toronto, ON M5W 0E4

Tel 416-682-3800 www.canstockta.com
CIBC Mellon is a licensed user of the CIBC trade-mark and certain BNY Mellon trademarks